May 22, 2019

VIA EDGAR
==========
Elisabeth Bentzinger
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549
RE:	Starboard Investment Trust; File Nos. 333-159484 and 811-22298

Dear Ms. Bentzinger,
On December 7, 2018, Starboard Investment Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”) with respect to the Method Smart Beta U.S. Sector Plus Fund and Method Smart Beta Global Allocation Plus Fund (the “Funds”). On January 31, 2019, you provided oral comments. On February 21, 2019, we filed a letter responding to your oral comments, and, on April 30, 2019, we filed an amended Registration Statement to address your oral comments (the “Amendment”). On May 6, 2019, you provided oral comments to the Amendment. On May 15, 2019, we filed a letter responding to your oral comments, and, on May 16, 2019, we filed an amended Registration Statement to address your oral comments (the “Second Amendment”). On May 16, 2019, you provided oral comments to the Second Amendment. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized us to make on behalf of the Registrant.
Comment 1. Please confirm supplementally that the Sub-Advisor has the records necessary to support the calculation of the prior performance of similar accounts shown in the Prospectus as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940.
Response. The sub-adviser has represented to the Registrant that the Sub-Advisor has the records necessary to support the calculation of the prior performance of similar accounts shown in the Prospectus as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940.
Comment 2. Please confirm that in the Registrant will revise the disclosure regarding the prior performance of similar account in its 497 filing to clarify that the performance includes all of the accounts managed by the Sub-Advisor that are substantially similar to the applicable fund.
Response. The Registrant so confirms.
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If you have any questions or comments, please contact the undersigned at 214.665.3685.  Thank you in advance for your consideration.

Sincerely,

/s/ Tanya L. Cody

Tanya L. Cody